UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

KAMAN CORPORATION
(Exact name of registrant as specified in its charter)

Commission File No.  001-35419

Connecticut	06-0613548
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
(Address of principal executive offices)
Registrant's telephone number, including area code: (860) 243-7100

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 31 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for Kaman Corporation for the calendar year ended December 31, 2013, filed herewith as Exhibit 1.02, is available on our website at http://www.kaman.com (select the "Investor Relations" link and then the "Corporate Governance" link).

Item 1.02 Exhibit

The description of the Conflict Minerals Report set forth under Item 1.01 above is hereby incorporated by reference in its entirety in response to this Item 1.02.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.02        Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned on this 2nd day of June, 2014.

KAMAN CORPORATION (Registrant)

/s/ Robert D. Starr
By:	Robert D. Starr
Senior Vice President
and Chief Financial Officer